
January 3, 2024

VIA E-mail

Renée Fuller
Legal Product Group
Fidelity Investments
245 Summer Street
Boston, MA 02210
Renee.Fuller@fmr.com

      Re: Variable Insurance Products Fund VI
            File Nos. 333-275874, 811-23919

Dear Ms. Fuller:

On December 4, 2023, you filed a registration statement on Form N-1A on behalf of Variable Insurance Products Fund VI (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. We note that the registration statement includes a separate prospectus and statement of additional information ("SAI") for the Fund's (i) Initial Class, Service Class, and Service Class 2, as a group, and (ii) the Investor Class. Given the substantial similarities of the disclosure in the two prospectuses and SAIs, we do not repeat non-unique comments. Therefore, you may assume that a comment pertaining to one prospectus or SAI applies equally to all, unless otherwise noted.

VIP Hedged Equity Portfolio/Initial Class, Service Class, and Service Class 2
Fund Summary

Fee Table

2. Please clarify the extent to which the table reflects any fee reimbursement/recoupment arrangements between the Fund and the Adviser or its affiliates, along with a suitable

footnote describing the arrangement. To the extent that the Adviser or its affiliates have agreed to reimburse or waive certain fund expenses, please also revise your disclosure under "Advisory Fees" and elsewhere, as applicable, to make clear that such agreements are in place. Include, if applicable, any right of the Adviser or its affiliates to be recoup amounts waived or reimbursed.

Principal Investment Strategies

3.   To the extent there is concentration risk in particular industries or industry sectors, please include disclosure in the Fund's Principal Investment Strategies section to this effect.

4.   Please clarify whether the Fund intends to include derivatives for purposes of complying with the 80% policy.

5.   Please provide more specificity and/or elaborate on the Adviser's investment criteria and methodology in order to clarify the meaning of:

- companies with market capitalizations "*generally similar*" to companies in the S&P 500 Index;

- the construction of an equity portfolio with "*similar risk-return characteristics*" to the S&P 500 Index;

- using a "*disciplined*" approach in equity selection; and

- employing a "*disciplined*" options-based strategy.

6.   Please briefly define "growth" stocks and "value" stocks.

7.   Please consider including the qualifier "*limited*" whenever "downside protection" is mentioned in the Principal Investment Strategies sections, unless the extent of the downside protection is specifically mentioned.

Principal Investment Risks

8.   While the narrative risk disclosure required by Item 4(b) of Form N-1A is meant to be a summary of the more robust risk disclosure presented in response to Item 9(c), it should nevertheless meaningfully convey to investors the nature of the risks and the circumstances reasonably likely to adversely affect the Fund's net asset value, yield, and total return. For example, it is not sufficient to state merely that an individual security or type of security, such as a growth stock or value stock "can perform differently from the market" or be more volatile than other securities. At a minimum, the discussion of principal risks in this section should be revised to concisely specify how and why, and under what circumstances, performance may differ as it pertains to the particular risk factor discussed, and how that may adversely impact the Fund.

Leverage Risk

9. Please explain with more specificity what the relationship is between the risk described and the Fund's particular investment focus and strategy.

Fund Basics

Principal Investment Strategies

10. The Fund's disclosure provided in response to Item 9(b)(1) of Form N-1A should include the specific criteria the Adviser uses to select investments for the Fund's portfolio. Accordingly, if the "disciplined" approach referenced in this section entails particular elements or methodologies that the Adviser applies in a systematic or programmatic way, this should be summarized for the benefit of investors on the Adviser's hedging strategy that may limit the extent of the Fund's option positions, such as, for example, a cap on the Adviser's monthly hedging cost budget or the total cost of outstanding positions at any given time.

11. The disclosure provides that the extent of the Adviser's hedging strategy will be determined primarily based on the cost of the put options in the marketplace. Please tell us whether, in such cases, there could be scenarios in which the Fund may have nominal or no hedging positions (and whether it is expected such scenarios would be common or frequent). We may have additional comments based on your response.

Fund Distribution

12. In the sentence that begins "If payments made by the Adviser to FDC or to intermediaries…," please explain the conditional language in this sentence, particularly the first "might" ("they might increase the cost of a shareholder's investment and might cost a shareholder more than …") and consider changing "might" to "will."

STATEMENT OF ADDITIONAL INFORMATION
INVESTMENT POLICIES AND LIMITATIONS
Concentration, page 2

13. Please add "or group of industries" in this section per section 8(b)(1) of the Investment Company Act of 1940 and Item 16 of Form N-1A.

Closing

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-3623.

Sincerely,

/s/ Daniel S. Greenspan

Daniel S. Greenspan

cc: John Lee, Senior Special Counsel
       Christian Sandoe, Assistant Director